Exhibit 99.1

Media Release

Planegg/Munich, Germany, December 30, 2019

MorphoSys Announces Submission of Biologics License Application for Tafasitamab in r/r DLBCL to the FDA

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that it has submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for tafasitamab, an anti-CD19 antibody, for the treatment of relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). The BLA submission is based on the primary analysis data from the L-MIND trial of tafasitamab in combination with lenalidomide in patients with r/r DLBCL and the retrospective observational matched control cohort Re-MIND evaluating efficacy outcomes of r/r DLBCL patients who received lenalidomide monotherapy.

“The BLA submission marks a significant milestone in MorphoSys’ history and demonstrates our dedication to address the high medical need in relapsed or refractory DLBCL,” said Dr. Malte Peters, Chief Development Officer of MorphoSys. “If approved, tafasitamab and lenalidomide could become an alternative treatment option for patients with this serious disease.”

The FDA has a 60-day filing review period to determine whether the BLA is complete and acceptable for filing. MorphoSys will communicate the agency’s decision.

About L-MIND

L-MIND is a single arm, open-label phase 2 study, investigating the combination of tafasitamab and lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL) after up to two prior lines of therapy, including an anti-CD20 targeting therapy (e.g. rituximab), who are not eligible for high-dose chemotherapy and subsequent autologous stem cell transplantation. The study’s primary endpoint is objective response rate (ORR). Secondary outcome measures include duration of response (DoR), progression-free survival (PFS) and overall survival (OS). In May 2019, the study reached its primary completion. Primary analysis data with a cut-off date of November 30, 2018 included 80 patients enrolled into the trial who had received tafasitamab and lenalidomide and had been followed-up as per protocol for at least one year. Efficacy results in this update were based on response rates assessed by an independent review committee for all 80 patients. Based on earlier reported interim data from L-MIND, in October 2017 the U.S. FDA granted Breakthrough Therapy Designation for tafasitamab plus lenalidomide in this patient population.

About Re-MIND

Re-MIND, an observational retrospective study, was designed to isolate the contribution of tafasitamab in the combination with lenalidomide and to prove the combinatorial effect. The study compares real-world response data of patients with relapsed or refractory DLBCL who received lenalidomide monotherapy with the efficacy outcomes of the tafasitamab-lenalidomide combination, as investigated in MorphoSys’s L-MIND trial. Re-MIND collected the efficacy data from 490 r/r DLBCL patients in the U.S. and EU. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible Re-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated based on this subset of 76 patients in Re-MIND and L-MIND, respectively. The primary endpoint of

Re-MIND has been met and shows a statistically significant superior best ORR of the tafasitamab/lenalidomide combination compared to lenalidomide monotherapy.

About tafasitamab (MOR208)

Tafasitamab (MOR208) is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. Fc-modification of tafasitamab is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. Tafasitamab has been observed in preclinical models to induce direct apoptosis by binding to CD19, which is assumed to be involved in B cell receptor (BCR) signaling.

MorphoSys is clinically investigating tafasitamab as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). Based on interim data from L-MIND, in October 2017 the U.S. FDA granted Breakthrough Therapy Designation for tafasitamab plus lenalidomide in this patient population. Re-MIND, the real-world data lenalidomide alone matched control cohort met its primary endpoint in October 2019, demonstrating clinical superiority of the tafasitamab/lenalidomide combination compared to lenalidomide alone. The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the outcome of the Re-MIND study, the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as the BLA submission to the FDA, further interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the outcome of the Re-MIND study, the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as the BLA submission to the FDA, further interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih Head of Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26663 Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Dr. Verena Kupas Manager Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com